UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K (but excluding Exhibit 1) shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

Moody’s to review ratings of major Australian banks

Westpac Banking Corporation has been advised by Moody’s Investors Service that Westpac’s long-term, senior unsecured debt rating has been placed on review for possible downgrade.  Moody’s has announced this as part of a review of the debt ratings of all the four major Australian banks.

Westpac’s Bank Financial Strength Rating, assigned by Moody’s, which reflects its stand-alone credit profile, was also placed on review.

At the same time, Moody’s has affirmed the bank’s short-term rating with a stable outlook.

In announcing the review, Moody’s said it will assess the Australian banking system’s structural sensitivity to conditions in the wholesale funding market.

Exhibit No.	Description

1	ASX Release: Moody’s to review ratings of major Australian banks

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	February 17, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal